Exhibit 4.1

XTANT MEDICAL HOLDINGS, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

 Xtant Medical Holdings, Inc., a Delaware corporation (Xtant, we, us and our), has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.000001 (common stock).

The following description summarizes the material terms and provisions of our common stock and does not purport to be complete. It is subject to and qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation, as amended (Certificate of Incorporation), our Second Amended and Restated Bylaws (Bylaws) and the Investor Rights Agreement dated as of February 14, 2018, by and among Xtant and certain stockholders (Investor Rights Agreement), which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws, the Investor Rights Agreement and the applicable provisions of the General Corporation Law of the State of Delaware for additional information.

Authorized Shares

Our Certificate of Incorporation provides that we have authority to issue 75,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.000001 per share (preferred stock).

As of December 31, 2019, we had 13,161,762 shares of common stock outstanding and no shares of preferred stock outstanding. As of December 31, 2019, the following additional shares of common stock were reserved for issuance:

●	2,908,874 shares of common stock were reserved for issuance upon exercise of outstanding warrants;

●	602,966 shares of common stock were reserved for issuance upon exercise of outstanding stock options;

●	499,914 shares of common stock were reserved for issuance upon settlement of outstanding restricted stock units; and

●	1,650,005 shares of common stock remained available for future grant of awards under the Xtant Medical Holdings, Inc. 2018 Equity Incentive Plan, as amended.

Our preferred stock may be issued from time to time in one or more series. The Board of Directors of Xtant (the Board) is authorized, by resolution or resolutions, to fix the number of shares of any series of preferred stock and to determine the designation, powers, rights, preferences, qualifications, limitations, privileges and restrictions, if any, of any wholly unissued series of preferred stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

We may amend from time to time our Certificate of Incorporation to increase the number of authorized shares of common stock or preferred stock. Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon. In addition, pursuant to our Certificate of Incorporation, the Board is authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series (including a series of preferred stock), the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to certain limitations, without the vote of our stockholders.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders, including in all elections for directors. Stockholders are not entitled to cumulative voting in the election of directors. Subject to applicable law and the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock are entitled to vote on all matters on which stockholders are generally entitled to vote.

Our stockholders may vote either in person or by proxy. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by our Certificate of Incorporation, our Bylaws, the rules or regulations of any stock exchange applicable to us or applicable law or pursuant to any regulation applicable to us or our securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of our stock that are present in person or by proxy and entitled to vote thereon.

Dividends

The Board may authorize, and we may make, distributions to our stockholders, subject to any restriction in our Certificate of Incorporation and to those limitations prescribed by law and contractual restrictions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that the Board may determine to issue from time to time.

Liquidation Rights

Upon liquidation, dissolution or winding up, all holders of our common stock are entitled to participate pro rata in our assets available for distribution, subject to applicable law and the rights, if any, of the holders of any class of preferred stock then outstanding.

Other Rights and Preferences

Under the terms of our Certificate of Incorporation and Bylaws, holders of our common stock have no preemptive rights, conversion rights or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Board may designate and issue in the future. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer his, her or its shares of common stock. All shares of our common stock currently outstanding are fully paid and non-assessable.

Transfer Agent

The transfer agent for our common stock is Corporate Stock Transfer, Inc.

Exchange Listing

Our common stock is listed on NYSE American under the symbol “XTNT.”

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Investor Rights Agreement and Our Status as a Controlled Company

Anti-takeover provisions in our Certificate of Incorporation, Bylaws and Investor Rights Agreement and our status as a controlled company may discourage or prevent a change in control, even if such a sale could be beneficial to our stockholders.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain the following anti-takeover provisions that may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant:

●	We have shares of common stock and preferred stock available for issuance without stockholder approval. The existence of unissued and unreserved common stock and preferred stock may enable the Board to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.

●	Shares of our common stock do not have cumulative voting rights in the election of directors, so our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

●	Special meetings of the stockholders may be called only by the Board, the chairman of the Board or the chief executive officer.

●	The Board may adopt, alter, amend or repeal our Bylaws without stockholder approval.

●	Unless otherwise provided by law, any newly created directorship or any vacancy occurring on the Board for any cause may be filled by the affirmative vote of a majority of the remaining members of the Board, even if such majority is less than a quorum, and any director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

●	The affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal the provisions of our Certificate of Incorporation related to the amendment of our Bylaws, the Board and our stockholders as well as the general provisions of our Certificate of Incorporation.

●	Stockholders must follow advance notice procedures to submit nominations of candidates for election to the Board at an annual or special meeting of our stockholders and must follow advance notice procedures to submit other proposals for business to be brought before an annual meeting of our stockholders.

●	Unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Xtant to us or our stockholders, (iii) any action asserting a claim arising under any provision of the General Corporation Law of the State of Delaware, our Certificate of Incorporation or our Bylaws, or (iv) any action asserting a claim governed by the internal-affairs doctrine.

Investor Rights Agreement

We are party to an Investor Rights Agreement, which includes certain provisions that may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant. The Investor Rights Agreement includes director nomination rights, which provide that so long as the Ownership Threshold (as defined in the Investor Rights Agreement) is met, OrbiMed Royalty Opportunities II, LP and ROS Acquisition Offshore LP (collectively, the Investors) are entitled to nominate such individuals to the Board constituting a majority of the directors. In addition, under the Investor Rights Agreement, so long as the Ownership Threshold is met, certain matters require the approval of the Investors to proceed with such a transaction, including without limitation, the sale, transfer or other disposition of assets or businesses of the Company or its subsidiaries with a value in excess of $250,000 in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions).

Controlled Company Status

We are a “controlled company” as defined in section 801(a) of the NYSE American Company Guide because more than 50% of the combined voting power of all of our outstanding common stock is beneficially owned by OrbiMed Advisors LLC. Our status as a controlled company may have an anti-takeover effect of delaying, deferring or preventing a change in control of Xtant.